VALGOLD RESOURCES LTD. **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400

[redacted]

09047501

VIA FEDEX

December 8, 2009

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross
Chief Financial Officer
for **VALGOLD RESOURCES LTD.**

Enclosures

12/15

United States Sec Filing
December 8, 2009

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated November 30, 2009;

Correspondence with Securities Commission(s)

NONE FILED.

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1

NOTICE OF DEFAULT
Pursuant to National Policy 12-203

ValGold Resources Ltd. (the "**Company**") is filing this Notice of Default pursuant to National Policy 12-203 *Cease Trade Orders for Continuous Disclosure Defaults* ("**12-203**") in respect of the Company's anticipated inability to file its annual audited financial statements for the year ended July 31, 2009 (the "**Annual Financial Statements**") by the deadline of November 30, 2009 as required by National Instrument 51-102 *Continuous Disclosure Obligations*. In connection with the Company's anticipated inability to file the Annual Financial Statements on time, the Company has applied to applicable Canadian securities regulators requesting that a management cease trade order (which restricts trading in the Company's securities by the Company's insiders) be issued as opposed to an issuer cease trade order (which restricts all trading in the Company's securities).

The Company anticipates that it will be unable to file the Annual Financial Statements on time due to the cumulative effect of the following factors:

- The Company has been in financial difficulties since December 2008 and until very recently was unable to finance the costs of the July 31, 2009 audit (the "2009 Audit").
- The Company's assets included shares of other publicly traded companies, but a lack of liquidity in the market for these shares did not allow the company until recently to sell these shares to raise working capital. However, in the past two months, increased liquidity in the market and a slight increase in the prices of the shares have allowed the Company to sell the shares in order to raise funds required for commencing and completing the 2009 Audit. The audit work commenced on Monday, November 23, 2009.

The Company intends to remedy the default by taking the following steps:

- The Company has reached an agreement with its auditors for conducting the 2009 Audit.
- The Company's audit was commenced on Monday, November 23, 2009.
- The Company has changed its accounting policy to expense exploration costs, and as such, there should be no valuation issues with respect to the Company. The Company does not anticipate any difficulties with the auditor's performance of the current audit.

There is no assurance that the Company's application to applicable Canadian securities regulators will be accepted. If the securities regulators do not accept the Company's application for a management cease trade order, they may impose an issuer cease trade order against the Company.

In addition, pursuant to 12-203, applicable Canadian securities regulators may impose an issuer cease trade order against the Company if the Annual Financial Statements are not filed by January 30, 2010, being the date that is two months following the date of the filing deadline for

the Annual Financial Statements. Also, an issuer cease trade order may be imposed sooner if the Company fails to file Default Status Reports on time in accordance with 12-203.

The Company intends to satisfy the provisions of 12-203 by filing a bi-weekly Default Status Report containing the information prescribed by 12-203, as long as the Company remains in default of the financial statement filing requirement.

The Company is not currently subject to any insolvency proceedings. If the Company provides any information to any of its creditors during the period in which it is in default of filing the Annual Financial Statements, the Company confirms that it will also file material change reports on SEDAR containing such information.

DATED November 30, 2009.

ValGold Resources Ltd.

"Stephen J. Wilkinson"
Stephen J. Wilkinson, Chief Executive Officer

Cautionary Notice: *This release may contain forward-looking statements regarding the Company's business, financial condition or regulatory status, including the possibility of a management cease trade order or an issuer cease trade order being issued against the Company. In making the forward-looking statements in this release, the Company has applied certain factors and assumptions that the Company believes are reasonable, including that the required regulatory approvals for the management cease trade order will be obtained; and that the Company's audit of its annual financial statements will be completed as anticipated. However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those described in this news release as a result of factors, including, but not limited to the following: the timing of and ability to obtain an audit of the Company's annual financial statements; the timing of and ability to obtain a management cease trade order and the timing of and ability to have a management cease trade order or issuer cease trade order lifted. The Company cautions that these and similar statements involve risk and uncertainties and are qualified by important factors, including unfavourable changes in regulatory structures and general risks associated with business, which could cause actual results to differ materially from those in the forward looking statement. Forward–looking statements are made in the context of information available as of the date stated. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.*